Exhibit 3.5

CERTIFICATE OF SECRETARY

AMENDMENT TO THE BYLAWS OF

ITERIS, INC.

The undersigned does hereby certify that:

(1)           He is the duly elected and acting secretary of Iteris, Inc., a Delaware corporation (the “Corporation”); and

(2)           Section 1 of Article III of the Bylaws of the Corporation shall be amended and restated to read in full as follows:

“The Board of Directors shall consist of not less than seven nor more than eleven members, the exact number of which shall be eleven until changed, within the limits specified above by a resolution duly adopted by the Board of Directors or by the stockholders.  The indefinite number of directors may be changed, or a definite number fixed without provisions for an indefinite number, by a bylaw amending this Section 1; provided, however, that an amendment reducing the number of directors to a number less than five cannot be adopted if the votes cast against its adoption at a meeting, or the shares not consenting in the case of action by written consent, are equal to more than 16-2/3% of the outstanding shares entitled to vote.  Except as provided in Section 2 of this Article, directors shall be elected by a plurality of the votes cast at the Annual Meetings of Stockholders, and each director so elected shall hold office until the next Annual Meeting and until his successor is duly elected and qualified, or until his earlier resignation or removal.  Any director may resign at any time upon notice to the Corporation.  Directors need not be stockholders.”

(3)           The foregoing amendment to the Bylaws of the Corporation was duly adopted by the stockholders of the Corporation at a meeting held on September 16, 2005.

IN WITNESS WHEREOF, the undersigned has executed this Certificate to be effective as of the 16th day of September 2005.

/S/ JAMES S. MIELE
James S. Miele, Secretary